G. Alex Weniger-Araujo Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4063 Main 212.407.4000 Fax 212.407.4990 aweniger@loeb.com

September 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ruairi Regan
Dorrie Yale
Babette Cooper
Isaac Esquivel

Re:	Drugs Made In America Acquisition II Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 15, 2025
File No. 333-288791

Ladies and Gentlemen:

On behalf of our client, Drugs Made In America Acquisition II Corp., a Cayman Islands exempted company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated September 15, 2025 (the “Comment Letter”) with respect to the above-referenced Registration Statement on Form S-1.

Concurrent herewith, the Company is submitting via EDGAR Amendment No. 3 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement.

Amendment No. 2 to Registration Statement on Form S-1

General

1.	We note your revised disclosure regarding the transfer of founder shares to certain accredited investors unaffiliated with your sponsor on page 137. Please reconcile these transfers with the terms set forth in the letter agreement filed as exhibit 10.3, including transfer restrictions. Clarify whether your “initial shareholders” as referenced in the prospectus on page 14 is intended to include these investors and the “founder shares” are intended to include such transferred shares, or revise your disclosure throughout your prospectus regarding your initial shareholders and the founder shares accordingly, including, for example, where you state that your initial shareholders will own 20% of your issued and outstanding shares after this offering. Please clarify whether such investors will be parties to or otherwise subject to the lock-up and other provisions in the letter agreement and the underwriting agreement and revise your disclosure in the summary on page 7 and elsewhere to clarify which holders of founder shares are subject to such restrictions, and file updated exhibits as appropriate. In this regard, we note that on page 7, you state that the initial shareholders and founder shares are subject to transfer restrictions, but these transferees do not appear to be signatories of the letter agreement filed as Exhibit 10.3. Also, tell us if such investors in the founder shares were to purchase shares from public shareholders, whether such purchases would by structured in compliance with the requirements of Rule 14e-5 under the Exchange Act.

COMPANY RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 12, 14, 25 and elsewhere in the Amended Registration Statement and has filed an updated exhibit 10.3.

Please do not hesitate to contact G. Alex Weniger-Araujo of Loeb & Loeb LLP at (212) 407-4063 with any questions or comments regarding this letter.

Sincerely,

/s/ G. Alex Weniger-Araujo
G. Alex Weniger-Araujo
Partner

cc:	Lynn Stockwell, CEO